Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

PGT, INC.

__________ Shares of Common Stock

Offered Pursuant to Rights Distributed to Record Stockholders of
PGT, Inc.

                  , 2008

Dear Stockholder:

This notice is being distributed by PGT, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Daylight Time, on __________, 2008 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock.  The Rights are described in the Company’s Prospectus, dated __________, 2008 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of __________ shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Rights will expire, if not exercised, by 5:00 p.m., Eastern Daylight Time, on __________, 2008, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive __________ Rights for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $__________ per share (the “Subscription Price”).  Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering.  Fractional Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers __________ shares of Common Stock in the Rights Offering.  As an example, if you owned ________ shares of Common Stock as of the Record Date, you would receive ________ Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase _______ shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege (fractional shares of Common Stock or cash in lieu of fractional shares will not be issued in the Rights Offering, and as such, fractional shares were disregarded).

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of ________ per share, for additional shares of Common Stock up to the number of shares for which such holder subscribed under his Basic Subscription Privilege on a pro rata basis if any shares are not purchased by other holders of subscription rights under their Basic Subscription Privileges as of the Expiration Date (the “Excess Shares”).  “Pro rata” means in proportion to the number of shares of Common Stock that you and the other subscription rights holders who have exercised your Basic Subscription Privileges on your Common Stock holdings have requested to purchase pursuant to the Over-Subscription Privilege.  Each holder of Rights may only exercise his Over-Subscription Privilege if he exercised his Basic Subscription Privilege in full and other holders of Rights do not exercise their Basic Subscription Privileges in full.  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges.  For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Privilege.  See “The Rights Offering—Subscription Privileges” in the Prospectus.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”).  Rights may not be sold, transferred, or assigned; provided, however, that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.           Prospectus;

2.           Subscription Rights Certificate;

3.           Instructions for Use of PGT, Inc. Subscription Rights Certificates; and

4.           A return envelope addressed to _________, the Subscription Agent.

Your prompt action is requested.  To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus.  The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Daylight Time, on the Expiration Date.  All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by cashier’s or certified check drawn upon a United States bank payable to _________, as Subscription Agent, or by wire transfer of immediately available funds, to the subscription account maintained by the Subscription Agent at _______, Account No. _______.  Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights.  A Rights holder cannot revoke the exercise of his Rights.  Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the Information Agent, ________.  The Information Agent's toll-free telephone number is ________.  Banks and brokers please call collect at _________.

Very truly yours,

PGT, INC.